Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:	Stephen D. Axelrod, CFA
Alisa Steinberg (Media)
John Pougnet, CEO	Wolfe Axelrod Weinberger Assoc. LLC
XELR8 Holdings, Inc.	(212) 370-4500
(303) 316-8577	steve@wolfeaxelrod.com
CEO@xelr8.com	alisa@wolfeaxelrod.com

XELR8 HOLDINGS ANNOUNCES THIRD QUARTER AND NINE MONTHS FINANCIAL RESULTS

- Net Sales Show Increase of 47% Compared to Year Ago Third Quarter -

- Number of Participants at Quarter End was in Excess of 11,600 -

- Management to Host Conference Call Today at 10:30 a.m. ET -

DENVER, Colo. – November 5, 2008 — XELR8 Holdings, Inc. (AMEX: BZI), a provider of functional foods, beverages and nutritional supplements, announced today its financial results for the three and nine months ended September 30, 2008.

Financial and operational highlights for third quarter and nine months:

•                  Year over year revenues increased 47% in the quarter and 62% in the nine months period

•      Gross profit was $1.6 million in the quarter and $4.6 million during the nine months period, improvements of 49% and 72% respectively compared to same periods one year ago

•                  Growth in participants was 11,649 as of September 30, 2008, a 10% sequential increase from Q2

•                  Cash and cash equivalents were $1.8 million as of September 30, 2008

Total revenue for the third quarter ended September 30, 2008 was $2.1 million, a 47% increase compared to total revenue of $1.4 million for the third quarter ended September 30, 2007. Gross profit grew to $1.6 million for the three months ended September 30, 2008, up 49% from $1.1 million in the prior year period. Gross margin in the quarter was 77%, an improvement from 76% in the same quarter one year ago, due to increased sales of Bazi™, which carries a higher gross margin compared to the legacy products. Net loss for the three months ended September 30, 2008, increased slightly to $0.41 million, or $(0.03) per share, compared to a loss of $0.36 million, or $(0.02) per share, in the prior year.

Total revenue for the nine months ended September 30, 2008 was approximately $6.0 million, an increase of 62% compared to total revenue of $3.7 million for the nine months period ended September 30, 2007. Gross profit improved to $4.6 million for the nine months ended September 30, 2008, up 72% from $2.7 million in the prior year period. Gross margin in the nine months period was 77%, an improvement from 72% in the same period one year ago, due to increased sales of Bazi, which carries a higher gross margin compared to the legacy products. Net loss for the nine months ended September 30, 2008, decreased 32% to $1.8 million, or $(0.11) per share, compared to a loss of $2.6 million, or $(0.19) per share, in the prior year period.

The Company continues to remain well capitalized. As of September 30, 2008, cash and cash equivalents were approximately $1.8 million and the Company continues to be debt free. Net cash used by operating activities was $0.44 million used during the third quarter and $0.86 million used during the nine months period.

- More -

“Bazi, XELR8’s powerful, concentrated, antioxidant nutritional drink continues to show major success in the marketplace, maintaining its sales momentum through the third quarter,” said Mr. John Pougnet, Chief Executive Officer of XELR8.  “Bazi accounts for over 92% of sales and its success vindicates management’s decision to focus on establishing Bazi as the core product for the Company.  During the third quarter the Company continued the sales promotional programs that have been instrumental in maintaining our distributors’ high degree of enthusiasm for the product and the programs supporting it.  Our ‘XELR8 to a Million’ promotion attained good acceptance and reached a level of success that warranted rewarding the leading distributors with recognition both internally and with cash rewards; a current expense that we expect will pay significant future benefits.”

“In the current economic climate,” Mr. Pougnet noted, “we anticipate a growing number of consumers will recognize the opportunity to supplement their income by becoming a member of the XELR8 team.  Bazi’s documented nutritional profile is designed to satisfy the needs of the consumer who is looking for a product that is easy to use and has recognized health benefits.   Our compensation program has attracted many participants and our growing network now exceeds 11,600.”

Mr. Pougnet concluded, “The strength of the Company is in its people and its key product - Bazi.  We will continue to focus on increasing the distributor network by offering the best combination of incentive programs and marketing assistance and will invest the necessary funds to do so.  With our dedicated distributors leading the way, we believe that our goal of positive cash flow and profitability are realizable in the near future.”

There will be a conference call today at 10:30 a.m. ET with the investment community, featuring John Pougnet, Chief Executive Officer of XELR8 Holdings, Inc. Interested parties may participate in the call by dialing (877) 869-3847; international callers dial (201) 689-8261.  In addition, the replay of the conference call will be available approximately three hours after the call has ended. The replay can be accessed at: http://www.xelr8tools.com/Media/ConfCall102908.mp3 and will be archived for 30 days.

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance. XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different super fruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamins and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as 3-time World Series Champion Curt Schilling, five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr. XELR8 products are only available through independent distributors located throughout the nation. For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com .

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2007 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

- Financial Tables to Follow -

###

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$1,827,842	$2,245,858
Accounts receivable, net of allowance for doubtful accounts of $2,376 and $12,231, respectively	5,016	7,460
Inventory, net of allowance for obsolescence of $187,619 and $189,403, respectively	394,556	370,843
Prepaid expenses and other current assets	417,220	329,015
Total current assets	2,644,634	2,953,176

Intangible assets, net	17,038	17,959
Property and equipment, net	46,038	81,405
Deferred offering and loan costs	—	—

Total assets	$2,707,710	$3,052,540

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$1,111,826	$832,697

Total Liabilities	1,111,826	832,697

Commitments and Contingencies

SHAREHOLDERS’ EQUITY (DEFICIT) (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 par value, 15,697,170 and 15,197,170 shares issued and outstanding respectively	15,697	15,197
Additional paid in capital	23,843,449	22,696,657
Accumulated (deficit)	(22,263,262)	(20,492,011)

Total shareholders’ equity (deficit)	1,595,884	2,219,843

Total liabilities and shareholders’ equity	$2,707,710	$3,052,540

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three and Nine Months Ended September 30, 2008 and 2007

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007

Net sales	$2,109,995	$1,432,220	$5,964,194	$3,687,690
Cost of goods sold	486,068	342,233	1,369,128	1,014,765
Gross profit	1,623,927	1,089,987	4,595,066	2,672,925

Operating expenses:
Selling and marketing expenses	1,355,045	820,080	4,059,998	2,417,200
General and administrative expenses	674,712	642,930	2,295,770	2,429,738
Research and development expenses	3,230	3,214	5,742	8,342
Depreciation and amortization	11,470	11,716	35,158	45,992
Total operating expenses	2,044,457	1,477,940	6,396,668	4,901,272

Net (loss) from operations	(420,530)	(387,953)	(1,801,602)	(2,228,347)
Other income (expense)
Interest income	11,615	32,674	45,251	67,716
Other expenses	—	—	(13,770)
(Loss) on disposal of asset	—	—	(1,130)	—
Interest (expense)	—	—	—	(439,537)

Total other income (expense)	11,615	32,674	30,351	(371,821)

Net (loss)	$(408,915)	$(355,279)	$(1,771,251)	$(2,600,168)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.03)	$(0.02)	$(0.11)	$(0.19)

Weighted average common shares outstanding, basic and diluted	15,697,170	15,197,170	15,576,732	13,544,596

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Nine Months Ended September 30, 2008 and 2007

	September 30,	September 30,
	2008	2007
Cash flows from operating activities:
Net income (loss)	$(1,771,251)	$(2,600,168)
Adjustments to reconcile
Depreciation and amortization	35,158	45,993
Loss on disposal of asset	1,130	—
Stock and stock options issued for services	694,319	1,188,848
Expense related to anti-dilution of warrants	13,770	—
Interest expense and amortization related to bridge loan financing	—	428,889
Change in allowance for doubtful accounts	(9,855)	9,121
Change in allowance for inventory obsolescence	(1,784)	53,760
Change in allowance for product returns	42,063	30,866
Changes in assets and liabilities:
Accounts receivable	12,299	(11,998)
Inventory	(21,930)	(255,530)
Other current assets	(88,204)	(62,137)
Accounts payable and accrued expenses	237,066	214,235
Net cash (used) by operating activities	(857,219)	(958,121)

Cash flows from investing activities:
Proceeds from maturity of investments	—	—
Capital expenditures	—	(14,242)
Net cash (used) by investing activities	—	(14,242)

Cash flows from financing activities:
Proceeds from bridge loan financing	—	250,000
Repayments of bridge financing	—	(500,000)
Offering costs	(60,797)	(380,551)
Issuance of common stock	500,000	4,000,000
Net cash provided from financing activities	439,203	3,369,449

NET INCREASE (DECREASE) IN CASH	(418,016)	2,397,086
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	2,245,858	76,147
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$1,827,842	$2,473,233

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest	$—	$13,425
Stock issued for satisfaction of accrued compensation expense	$—	$540,000
Deferred offering costs applied against proceeds from offering	$—	$25,000